Exhibit 99.1

Kamada Reports First Quarter 2020 Financial Results and Highlights Recent Corporate Progress

●	Total Revenues were $33.3 Million, an Increase of 24% Year-over-Year
●	Net Income was $5.2 Million, an Increase of 6% Year-over-Year
●	Company Reports Continued Progress of its Development Program of a Plasma-Derived Hyperimmune IgG Therapy for COVID-19; Product Availability for Clinical and Compassionate Use Treatment for COVID-19 patients in Israel is Expected by End of the Second Quarter of 2020
●	Company’s Manufacturing Plant Continues to Operate Without Significant Disruption During Ongoing Coronavirus (COVID-19) Outbreak

●	Kamada Reiterates Full-Year 2020 Total Revenue Guidance of $132 Million to $137 Million

REHOVOT, Israel – May 18, 2020 — Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA), a plasma-derived biopharmaceutical company, today announced financial results for the three months ended March 31, 2020.

“As the ongoing COVID-19 global pandemic continues to create substantial complications in daily life and business operations, we are focused on the safety and well-being of our employees, who continue to find innovative solutions to support our patients and partners,” said Amir London, Kamada’s Chief Executive Officer. “These efforts contributed to our strong performance in the first quarter of the year. Total revenues were $33.3 million, an increase of 24 percent year-over-year. These results were driven by similar year-over year increase in sales of both our Proprietary and Distributed products. Based on our strong performance in the first quarter and our current outlook for the remainder of the year, we are reiterating our guidance of total revenues of between $132 million and $137 million for full-year 2020.”

“To date, our manufacturing plant remains operational with no effect on business continuity, even amidst the emergency regulations enforced in Israel in recent months due to the COVID-19 pandemic. Moreover, based on the most recent interactions with our U.S. distribution partners regarding finished product inventory levels available for distribution in the U.S and our planned supply for the remainder of the year, we do not anticipate meaningful supply shortages in the foreseeable future in the U.S. market for GLASSIA® or KEDRAB®. In addition, based on currently available inventory levels and planned supply of our Distributed products in Israel, we do not anticipate significant supply shortages in the foreseeable future. Going forward, although certain COVID-19 pandemic-related dynamics may affect market demand and production conditions, we intend to maintain our current manufacturing and supply plans, and increased inventory levels of raw materials through our suppliers and service providers in order to appropriately manage any potential supply disruptions and secure continued manufacturing,” continued Mr. London.

“As previously reported, during the first quarter, we were able to quickly focus our efforts on the development and manufacturing of a plasma-derived hyperimmune IgG product for COVID-19, which leverages our proprietary IgG platform technology, as a potential treatment for COVID-19 patients. We are pleased to report today that we have secured adequate quantities of COVID-19 convalescent plasma in Israel. This has enabled us to initiate manufacturing of the product, which is expected to be available by the end of the second quarter for compassionate use treatment in Israel, based on Israeli Ministry of Health (IMOH) regulations. Concurrently, we have ongoing discussions with the IMOH with regard to the potential initiation of related clinical trials. In addition, we were excited to recently announce our global collaboration with Kedrion Biopharma, which will allow us to more rapidly develop our plasma-derived hyperimmune IgG product for COVID-19 and broaden our international reach,” concluded Mr. London.

Financial Highlights for the Three Months Ended March 31, 2020

●	Total revenues were $33.3 million in the first quarter of 2020, a 24% increase from the $26.8 million recorded in the first quarter of 2019
●	Revenues from the Proprietary Products segment in the first quarter of 2020 were $25.3 million, a 24% increase from the $20.4 million reported in the first quarter of 2019
●	Revenues from the Distribution segment were $8.0 million in the first quarter of 2020, a 24% increase from the $6.4 million recorded in the first quarter of 2019
●	Gross profit was $11.5 million in the first quarter of 2020, a 2% increase from the $11.2 million reported in the first quarter of 2019; overall gross profitability differences are affected by changes in product sales mix between the quarters
●	Operating expenses, including R&D, Sales & Marketing, G&A, and Other expenses, totaled $6.6 million in the first quarter of 2020, as compared to $6.0 million in the first quarter of 2019. This increase was primarily driven by increased R&D expenses specifically related to the initiation of the Company’s pivotal Phase 3 InnovAATe clinical trial, which is designed to evaluate the Company’s proprietary inhaled Alpha-1 Antitrypsin therapy for treatment of Alpha-1 Antitrypsin Deficiency
●	Net income was $5.2 million, or $0.12 per share, in the first quarter of 2020, as compared to net income of $4.9 million, or $0.12 per share, in the first quarter of 2019
●	Adjusted EBITDA, as detailed in the tables below, was $6.3 million in the first quarter of 2020, as compared to $6.7 million in the first quarter of 2019
●	Cash used in operating activities was $1.9 million in the first quarter of 2020, as compared to cash provided by operating activities of $6.1 million in the first quarter of 2019. This change in operating activity cash flow is specifically related to timing of payments to suppliers on account of inventories which are expected to be sold later this year

Balance Sheet Highlights

As of March 31, 2020, the Company had cash, cash equivalents, and short-term investments of $96.4 million, as compared to $73.9 million at December 31, 2019. This includes the net proceeds generated from the $25 million private placement transaction with the FIMI Opportunity Fund closed in February 2020.

Recent Corporate Highlights

●	Plasma-derived hyperimmune IgG product for COVID-19

o	Announced a collaboration with Kedrion Biopharma for the development, manufacturing and distribution of a plasma-derived hyperimmune IgG product for COVID-19

o	Initiated manufacturing of the product based on collected convalescent plasma in Israel; product is expected to be available for clinical and compassionate use treatment in Israel by the end of the second quarter

●	Inhaled AAT product

o	Enrolment in the pivotal Phase 3 InnovAATe clinical trial, which continued through February 2020, was temporarily halted due to the impact of COVID-19 pandemic on healthcare systems. Patients already recruited to the study continued treatment as planned. The Company anticipates resuming enrollment into the study in the third quarter of 2020, pending appropriate conditions at clinical trial sites.

o	InnovAATe clinical trial is designed to evaluate the Company’s proprietary inhaled Alpha-1 Antitrypsin therapy for treatment of Alpha-1 Antitrypsin Deficiency

o	Obtained U.S. Food and Drug Administration (FDA) acceptance for the protocol design of a 30 patients sub-study, designed to evaluate the effect of Kamada’s Inhaled AAT on pharmacokinetics of IV-AAT and collect safety and immunogenicity data, including the effect of anti-drug antibodies (ADA) on AAT levels in plasma. Initiation of this sub-study has been delayed due to COVID-19 pandemic effect

Conference Call

Kamada management will host an investment community conference call on Monday, May 18, at 8:30am Eastern Time to discuss these results and answer questions. Shareholders and other interested parties may participate in the conference call by dialing 877-407-0792 (from within the U.S.), 1809 406 247 (from Israel), or 201-689-8263 (International) and entering the conference identification number: 13699990. The call will also be webcast live on the Internet on the Company’s website at www.kamada.com.

About Kamada

Kamada Ltd. (“the Company”) is a commercial stage plasma-derived biopharmaceutical company focused on orphan indications, with an existing marketed product portfolio and a late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived immune globulins. The Company’s flagship product is GLASSIA®, the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. FDA. The Company markets GLASSIA in the U.S. through a strategic partnership with Takeda Pharmaceuticals Company Limited and in other countries through local distributors. The Company’s second leading product is KamRab®, a rabies immune globulin (Human) for post-exposure prophylaxis against rabies infection. KamRab is FDA approved and is being marketed in the U.S. under the brand name KEDRAB® through a strategic partnership with Kedrion S.p.A. In addition to Glassia and KEDRAB, the Company has a product line of four other plasma-derived pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. The Company has late-stage products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency. In addition, the Company’s intravenous AAT is in development for other indications, such as GvHD and prevention of lung transplant rejection. The Company leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 20 complementary products in Israel that are manufactured by third parties. FIMI Opportunity Fund, the leading private equity investor in Israel, is the Company’s lead shareholder, beneficially owning approximately 21% of the outstanding ordinary shares.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding 1) the total revenues to be in the range of $132 million to $137 million for fiscal 2020; 2) not anticipating meaningful supply shortages in the foreseeable future in the U.S. market for GLASSIA® or KEDRAB®; 3) not anticipating significant supply shortages in the foreseeable future for Kamada’s Distributed products in Israel; 4) anticipating maintaining current manufacturing and supply plans; 5) increasing inventory levels of raw materials through suppliers and service providers in order to appropriately manage any potential supply disruptions and secure continued manufacturing; 6) anticipating availability for clinical and compassionate-use treatment in Israel of a plasma-derived hyperimmune IgG product for COVID-19, from COVID-19 convalescent plasma, by the end of the second quarter of 2020; 7) anticipating that the global collaboration with Kedrion Biopharma will allow Kamada to speed up the development of the plasma-derived hyperimmune IgG product for COVID-19 and broaden the product’s international reach; and 8) anticipating that Phase 3 InnovAATe clinical trial will resume enrollment in the third quarter of 2020. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, the continued evolvement of the COVID-19 pandemic, its effect and duration, availability of sufficient raw materials required to maintain manufacturing plans, the effects of the COVID-19 pandemic and related government mandates on the availability of adequate levels of work-force required to maintain manufacturing plans, disruption to the supply chain due to COVID-19 pandemic, continuation of inbound and outbound international delivery routes, continued demand for Kamada’s products, including GLASSIA and KEDRAB, in the U.S. market and its distributed products in Israel, ability to obtain regulatory approval for clinical trials of the plasma-derived hyperimmune IgG product for COVID-19, unexpected results of clinical studies and on-going compassionate-use treatments, ability to find doctors and medical facilities to collaborate on compassionate-use treatments, Kamada’s ability to manage operating expenses, additional competition in the markets that Kamada competes, regulatory delays, prevailing market conditions and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Bob Yedid

LifeSci Advisors, LLC

646-597-6989

Bob@LifeSciAdvisors.com

Consolidated Balance Sheets

	As of March 31,		As of December 31,
	2020	2019	2019
	Unaudited		Audited
	U.S Dollars in thousands
Assets
Current Assets
Cash and cash equivalents	$49,288	$22,037	$42,662
Short-term investments	47,124	33,800	31,245
Trade receivables, net	26,266	23,210	23,210
Other accounts receivables	1,736	3,442	3,272
Inventories	41,787	31,708	43,173
Total Current Assets	166,201	114,197	143,562

Non-Current Assets
Property, plant and equipment, net	24,379	24,642	24,550
Right-of-use assets	3,800	4,187	4,022
Other long term assets	1,053	174	352
Deferred expenses	421	-	-
Deferred taxes	939	1,895	1,311
Total Non-Current Assets	30,592	30,898	30,235
Total Assets	$196,793	$145,095	$173,797
Liabilities
Current Liabilities
Current maturities of bank loans	$465	$470	$489
Current maturities of lease liabilities	928	961	1,020
Trade payables	18,440	15,255	24,830
Other accounts payables	4,875	4,424	5,811
Deferred revenues	649	461	589
Total Current Liabilities	25,357	21,571	32,739

Non-Current Liabilities
Bank loans	138	591	257
Lease liabilities	3,663	4,036	3,981
Deferred revenues	569	605	232
Employee benefit liabilities, net	1,251	823	1,269
Total Non-Current Liabilities	5,621	6,055	5,739

Shareholder’s Equity
Ordinary shares	11,647	10,412	10,425
Additional paid in capital net	204,702	179,352	180,819
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	264	11	8
Capital reserve from financial assets measured at fair value through other comprehensive income	-	118	145
Capital reserve from share-based payments	8,903	9,463	8,844
Capital reserve from employee benefits	(356)	4	(359)
Accumulated deficit	(55,855)	(78,401)	(61,073)
Total Shareholder’s Equity	165,815	117,469	135,319
Total Liabilities And Shareholder’s Equity	$196,793	$145,095	$173,797

Consolidated Statements of Comprehensive Income

	Three months period ended		Year ended
	March 31,		December 31,
	2020	2019	2019
	Unaudited		Audited
	U.S Dollars in thousands

Revenues from proprietary products	$25,317	$20,381	$97,696
Revenues from distribution	7,973	6,416	29,491

Total revenues	33,290	26,797	127,187

Cost of revenues from proprietary products	14,947	10,490	52,425
Cost of revenues from distribution	6,892	5,123	25,025

Total cost of revenues	21,839	15,613	77,450

Gross profit	11,451	11,184	49,737

Research and development expenses	3,347	2,766	13,059
Selling and marketing expenses	940	1,092	4,370
General and administrative expenses	2,312	2,094	9,194
Other expense	2	23	330
Operating income	4,850	5,209	22,784

Financial income	317	280	1,146
Income (expense) in respect of securities measured at fair value, net	102	(52)	(5)
Income (expense) in respect of currency exchange differences and derivatives instruments, net	432	(313)	(651)
Financial expense	(77)	(71)	(293)
Income before tax on income	5,624	5,053	22,981
Taxes on income	406	130	730

Net Income	$5,218	$4,923	$22,251

Other Comprehensive Income (loss) :
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met
Gain (loss) from securities measured at fair value through other comprehensive income	(188)	108	143
Gain on cash flow hedges	241	74	92
Net amounts transferred to the statement of profit or loss for cash flow hedges	34	(2)	(23)
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain (loss) from defined benefit plan	-	-	(388)
Tax effect	27	(28)	(11)
Total comprehensive income	$5,332	$5,075	$22,064

Earnings per share attributable to equity holders of the Company:
Basic income per share	$0.12	$0.12	$0.55
Diluted income per share	$0.12	$0.12	$0.55

Consolidated Statements of Cash Flows

	Three months period Ended		Year Ended
	March 31,		December 31,
	2020	2019	2019
	Unaudited		Audited
	U.S Dollars in thousands
Net income	$5,218	$4,923	$22,251

Adjustments to reconcile net income to net cash provided by operating activities:

Adjustments to the profit or loss items:

Depreciation and impairment	1,192	1,127	4,519
Financial expenses (income), net	(774)	156	(197)
Cost of share-based payment	258	315	1,163
Taxes on income	406	130	730
Loss (gain) from sale of property and equipment	-	(6)	(2)
Change in employee benefit liabilities, net	(18)	36	94
	1,064	1,758	6,307
Changes in asset and liability items:

Decrease (increase) in trade receivables, net	(3,016)	4,727	5,117
Decrease (increase) in other accounts receivables	1,513	131	(214)
Decrease (increase) in inventories	1,386	(2,392)	(13,857)
Decrease (increase) in deferred expenses	(421)	(246)	399
Increase (decrease) in trade payables	(7,216)	(2,368)	6,259
Increase (decrease) in other accounts payables	(1,180)	(510)	863
Increase (decrease) in deferred revenues	397	(63)	(283)
	(8,537)	(721)	(1,716)
Cash received (paid) during the year for:

Interest paid	(55)	(63)	(243)
Interest received	451	172	1,106
Taxes paid	(61)	(8)	(134)
	335	101	729

Net cash provided by (used in) operating activities	$(1,920)	$6,061	$27,571

Consolidated Statements of Cash Flows

	Three months period Ended		Year Ended
	March 31,		December 31,
	2020	2019	2019
	Unaudited		Audited
	U.S Dollars in thousands
Cash Flows from Investing Activities

Investment in short term investments, net	$(15,646)	$(1,058)	$1,727
Purchase of property and equipment and intangible assets	(896)	(304)	(2,300)
Proceeds from sale of property and equipment	-	6	9
Net cash used in investing activities	(16,542)	(1,356)	(564)

Cash Flows from Financing Activities

Proceeds from exercise of share base payments	5	3	16
Repayment of lease liabilities	(278)	(263)	(1,070)
Repayment of long-term loans	(123)	(115)	(476)
Proceeds from issuance of ordinary shares, net	24,894	-	-

Net cash provided by (used in) financing activities	24,498	(375)	(1,530)

Exchange differences on balances of cash and cash equivalent	590	(386)	(908)

Increase in cash and cash equivalents	6,626	3,944	24,569

Cash and cash equivalents at the beginning of the year	42,662	18,093	18,093

Cash and cash equivalents at the end of the year	$49,288	$22,037	$42,662

Significant non-cash transactions
Purchase of property and equipment through capital lease	$58	$4,431	$5,035
Purchase of property and equipment	$579	$235	$992

Adjusted EBITDA

	Three months period Ended		Year ended
	March 31,		December 31,
	2020	2019	2019
	U.S. Dollars in thousands
Net income (loss)	$5,218	$4,923	$22,251
Taxes on income	406	130	730
Financial income, net	(774)	156	(197)
Depreciation and amortization expense	1,192	1,127	4,519
Cost of share - based payments	258	315	1,163
Adjusted EBITDA	$6,300	$6,651	$28,466

Adjusted Net Income

	Three months period Ended		Year ended
	March 31,		December 31,
	2020	2019	2019
	U.S. Dollars in thousands
Net income (loss)	$5,218	$4,923	$22,251
Cost of share - based payments	258	315	1,163
Adjusted net income	$5,476	$5,238	$23,414